                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                         ------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 64

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                          The Goldman Sachs Group, Inc.

                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                           ---------------------------
                         (Title of Class of Securities)

                                   38141G 10 4

                              ---------------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000

                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 April 21, 2006

                              --------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

---------------------
CUSIP NO. 38141G 10 4                  13D
---------------------
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1.  NAMES OF REPORTING PERSONS:  Each of the persons identified on Appendix A.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a)       [x]
    As to a group consisting solely of Covered Persons(1)                                    (b)       [x]
    As to a group consisting of persons other than Covered Persons
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)                                [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
----------------------------------------------------------------------------------------------------------
                       7.  SOLE VOTING POWER: 0
      NUMBER OF        -----------------------------------------------------------------------------------
       SHARES          8.  SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)
    BENEFICIALLY          27,834,872 Voting Shares(2) held by Covered Persons
      OWNED BY            7,245 Shared Ownership Shares held by Covered Persons(3)
        EACH              17,019,174 Sixty Day Shares held by Covered Persons(4)
      REPORTING           2,070,183 Other Shares held by Covered Persons(5)
       PERSON          -----------------------------------------------------------------------------------
        WITH           9.  SOLE DISPOSITIVE POWER (See Item 6)
                          As to Voting Shares, less than 1%
                          As to Shared Ownership Shares, Sixty Day Shares and Other Shares, 0
----------------------------------------------------------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER (See Item 6):
                          As to Voting Shares, 0
                          As to Shared Ownership Shares, less than 0.01%
                          As to Sixty Day Shares and Other Shares, less than 1%.
----------------------------------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               46,931,474
----------------------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                      [ ]
----------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                           10.47%
----------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1)
     that are corporations; OO as to Reporting Entities that are trusts
----------------------------------------------------------------------------------------------------------

---------
(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 465,908 shares of Common Stock held by 25 private charitable foundations established by 25 Covered Persons; (ii) 1,603,984 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 291 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

          ITEM 1                          ITEM 6
--------------------------          ----------------
                                      CITIZENSHIP
                                     (UNITED STATES
                                    UNLESS OTHERWISE
NAMES OF REPORTING PERSONS             INDICATED)
--------------------------          ----------------
Peter C. Aberg
Raanan A. Agus
Syed H. Ahmad                            Pakistan
Yusuf A. Aliredha                        Bahrain
Philippe J. Altuzarra                     France
John A. Ashdown                             UK
Akio Asuke                                Japan
Neil Z. Auerbach
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim                         Morocco
Milton R. Berlinski                  The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Lloyd C. Blankfein
Dorothee Blessing                        Germany
Charles W.A. Bott                           UK
Craig W. Broderick
Richard J. Bronks                           UK
Richard M. Campbell-Breeden                 UK
Gerald J. Cardinale
Mark M. Carhart
Anthony H. Carpet
Michael J. Carr
Chris Casciato
Amy L. Chasen
Andrew A. Chisholm                        Canada
Robert J. Christie
Jane P. Chwick
Kent A. Clark                             Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Laura C. Conigliaro
Thomas G. Connolly                     Ireland/USA
Frank T. Connor
Linnea K. Conrad
Karen R. Cook                               UK
Edith W. Cooper
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Claudio Costamagna                        Italy
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                           Canada
Matthew H. Cyzer                            UK
Michael D. Daffey                       Australia
John S. Daly                             Ireland
Stephen D. Daniel                         Canada
Diego De Giorgi                           Italy
Michael G. De Lathauwer                  Belgium
Francois-Xavier de Mallmann         France/Switzerland
Daniel L. Dees
Mark Dehnert
James Del Favero                        Australia
Juan A. Del Rivero                        Spain
Martin R. Devenish                          UK
Salvatore Di Stasi                        Italy
Armando A. Diaz
Alexander C. Dibelius                    Germany
Simon P. Dingemans                          UK
Joseph P. DiSabato
Suzanne O. Donohoe
Jay S. Dweck
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                            France
Glenn P. Earle                              UK
Kenneth M. Eberts III
Paul S. Efron
Edward K. Eisler                         Austria
Kathleen G. Elsesser
Michael P. Esposito
J. Michael Evans                          Canada
Fenglei Fang                              China
Elizabeth C. Fascitelli
Steven M. Feldman
Stephen C. Fitzgerald                   Australia
Pierre-Henri Flamand                      France
Edward C. Forst
Christopher G. French                       UK
Richard A. Friedman
Robert K. Frumkes
Enrico S. Gaglioti
James R. Garvey                          Ireland
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Justin G. Gmelich

          ITEM 1                          ITEM 6
--------------------------          ----------------
                                      CITIZENSHIP
                                     (UNITED STATES
                                    UNLESS OTHERWISE
NAMES OF REPORTING PERSONS             INDICATED)
--------------------------          ----------------
Richard J. Gnodde                        Ireland/
                                       South Africa
Jeffrey B. Goldenberg
James S. Golob
Gregg A. Gonsalves
Andrew M. Gordon
William M. Grathwohl
Stefan Green                            Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta                              India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                           Japan
A. John Hass
Keith L. Hayes                              UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth W. Hitchner
Maykin Ho
Margaret J. Holen
Peter Hollmann                           Germany
Philip Holzer                            Germany
Robert Howard
Zu Liu Frederick Hu                       China
Edith A. Hunt
Phillip S. Hylander                         UK
Timothy J. Ingrassia
Raymond J. Iwanowski
William L. Jacob III
Adrian M. Jones                          Ireland
Robert C. Jones
Scott B. Kapnick
Toshinobu Kasai                           Japan
James C. Katzman
Richard L. Kauffman
Carsten Kengeter                         Germany
Kevin W. Kennedy
Thomas J. Kenny
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani                          Japan
Peter S. Kraus
Joseph A. LaNasa III
Eric S. Lane
Anthony D. Lauto
John J. Lauto
George C. Lee
Gregg R. Lemkau
Hughes B. Lepic                           France
Johan Leven                               Sweden
Jack Levy
Matthew G. L'Heureux
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                            UK
Anthony W. Ling                             UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis                          UK
Peter B. MacDonald                          UK
Mark G. Machin                              UK
John A. Mahoney
Charles G. R. Manby                         UK
Robert J. Markwick                          UK
Alison J. Mass
John J. Masterson
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Jason E. Maynard
Theresa E. McCabe
Ian R. McCormick                            UK
Mark E. McGoldrick
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
Robert A. McTamaney
Sanjeev K. Mehra                          India
Therese L. Miller
Masanori Mochida                          Japan
Philip J. Moffitt                       Australia
Thomas K. Montag
William C. Montgomery
Wayne L. Moore
J. Ronald Morgan III
Simon P. Morris                             UK
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                    UK
Donald R. Mullen
Marc O. Nachmann                         Germany
Jeffrey P. Nedelman
Duncan L. Niederauer

          ITEM 1                          ITEM 6
--------------------------          ----------------
                                      CITIZENSHIP
                                     (UNITED STATES
                                    UNLESS OTHERWISE
NAMES OF REPORTING PERSONS             INDICATED)
--------------------------          ----------------
Suzanne M. Nora Johnson
Anthony J. Noto
L. Peter O'Hagan                          Canada
Terence J. O'Neill                          UK
Timothy J. O'Neill
Richard T. Ong                           Malaysia
Taneki Ono                                Japan
Nigel M. O'Sullivan                         UK
Fumiko Ozawa                              Japan
Robert J. Pace
Gregory K. Palm
James R. Paradise                           UK
Geoffrey M. Parker
Sanjay H. Patel                           India
Henry M. Paulson, Jr.
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Andrea Ponti                            Italy/USA
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                                 Canada
John J. Rafter                           Ireland
Charlotte P. Ransom                         UK
Joseph Ravitch
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Eileen P. Rominger
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
Michael D. Ryan
Katsunori Sago                            Japan
Pablo J. Salame                          Ecuador
J. Michael Sanders
Muneer A. Satter
Marcus Schenck                           Germany
Gary B. Schermerhorn
Stephen M. Scherr
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz
Harvey M. Schwartz
Steven M. Scopellite
Karen D. Seitz
Lisa M. Shalett
Richard S. Sharp                            UK
David G. Shell
Richard G. Sherlund
Michael S. Sherwood                         UK
Ravi M. Singh
Ravi Sinha                              India/USA
Edward M. Siskind
Jeffrey S. Sloan
Sarah E. Smith                              UK
Jonathan S. Sobel
David M. Solomon
Daniel L. Sparks
Marc A. Spilker
Esta E. Stecher
Steven H. Strongin
Hsueh J. Sung                             Taiwan
Gene T. Sykes
Shahriar Tadjbakhsh
Greg W. Tebbe
Roland W. Tegeder                        Germany
David H. Tenney
Massimo Tononi                            Italy
Mark J. Tracey                              UK
Stephen S. Trevor
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Irene Y. Tse                            Hong Kong
Eiji Ueda                                 Japan
Kaysie P. Uniacke
Ashok Varadhan
Corrado P. Varoli                         Canada
John J. Vaske
David A. Viniar
David H. Voon
John E. Waldron
George H. Walker IV
David M. Weil
Theodor Weimer                           Germany
John S. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Lance N. West
Matthew Westerman                           UK
William Wicker
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts

          ITEM 1                          ITEM 6
--------------------------          ----------------
                                      CITIZENSHIP
                                     (UNITED STATES
                                    UNLESS OTHERWISE
NAMES OF REPORTING PERSONS             INDICATED)
--------------------------          ----------------
Todd A. Williams
John S. Willian
Kendrick R. Wilson III
Jon Winkelried
Tracy R. Wolstencroft
Jon A. Woodruff
W. Thomas York, Jr.
Wassim G. Younan                         Lebanon
Paul M. Young
William J. Young
Paolo Zannoni                             Italy
Yoel Zaoui                                France
Kevin Zhang                               China

REPORTING ENTITIES

ITEM 1                                                              ITEM 6                 NAME OF ESTABLISHING
NAME OF ENTITY                            TYPE OF ENTITY     PLACE OF ORGANIZATION             COVERED PERSON
--------------                            --------------     ---------------------         --------------------
Anahue Limited                             Corporation              Jersey                  Andrew A. Chisholm
Bott 2004 Settlement                          Trust                   UK                     Charles W.A. Bott
Campbell-Breeden 2004 Settlement              Trust                   UK                Richard M. Campbell-Breeden
Devenish 2004 Settlement                      Trust                   UK                    Martin R. Devenish
Dingemans 2004 Settlement                     Trust                   UK                    Simon P. Dingemans
Drayton 2004 Settlement                       Trust                   UK                       Karen R. Cook
French 2004 Settlement                        Trust                   UK                   Christopher G. French
HJS2 Limited                               Corporation          Cayman Islands                 Hsueh J. Sung
Ling 2004 Settlement                          Trust                   UK                      Anthony W. Ling
Manby 2004 Settlement                         Trust                   UK                    Charles G.R. Manby
Markwick 2004 Settlement                      Trust                   UK                    Robert J. Markwick
O'Neill 2004 Trust                            Trust                   UK                    Terence J. O'Neill
Ransom 2004 Settlement                        Trust                   UK                    Charlotte P. Ransom
RJG Holding Company                        Corporation          Cayman Islands               Richard J. Gnodde
Robinelli Limited                          Corporation              Jersey                  Claudio Costamagna
Sharp 2004 Settlement                         Trust                   UK                     Richard S. Sharp
Sherwood 2004 Settlement                      Trust                   UK                    Michael S. Sherwood
Tracey 2004 Settlement                        Trust                   UK                      Mark J. Tracey
Westerman 2004 Settlement                     Trust                   UK                     Matthew Westerman
Zurrah Limited                             Corporation              Jersey                      Yoel Zaoui

              This Amendment No. 64 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 64 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

              This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

              (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

              Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in
Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

              Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

              (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Hull Covered Persons") of Hull and Associates, L.L.C. ("Hull") and the former members (the "SLK Covered Persons" and, together with the Hull Covered Persons, the "Acquisition Covered Persons") of SLK LLC acquired certain shares of Common Stock in exchange for their interests in Hull or SLK LLC, as applicable; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

              Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

              The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or the combination of GS Inc. with SLK LLC, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

              Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

              Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

              (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

              (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

              (c) Except as described in Annex E or previously reported on
Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

              (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

              The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

              The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan) and the shares of Common Stock held by the trust underlying a Goldman Sachs Compensation Plan (as defined in the Shareholders' Agreement) and allocated to a Covered Person. The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

              Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Any shares beneficially owned by a Covered Person through a Reporting Entity may be deemed to count toward the satisfaction of the Transfer Restrictions.

              For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, becomes vested in an award under The Goldman Sachs Defined Contribution Plan with respect to fiscal 1999 or 2000, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units, Defined Contribution Plan awards or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

              The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

              In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

              In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

              Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

              The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

              The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

              Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

              The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Henry M. Paulson, Jr., Suzanne M. Nora Johnson and Lloyd C. Blankfein are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

              Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

              Certain Covered Persons have pledged in the aggregate 1,901,895 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

              In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002,
January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

              Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

              GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

              In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

              Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

              Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                            Description
-------                           -----------
A.     Registration Rights Instrument, dated as of December 10, 1999
       (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial
       Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

B.     Supplemental Registration Rights Instrument, dated as of December 10,
       1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
       Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
       (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial
       Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30,
       2000 (File No. 005-56295)).

E.     Supplemental Registration Rights Instrument, dated as of June 19, 2000
       (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial
       Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

F.     Power of Attorney (incorporated by reference to Exhibit X to Amendment
       No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
       005-56295)).

G.     Supplemental Registration Rights Instrument, dated as of December 21,
       2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the
       Initial Schedule 13D, filed January 23, 2001 (File No. 005-56295)).

H.     Supplemental Registration Rights Instrument, dated as of December 21,
       2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
       Group, Inc.).

I.     Supplemental Registration Rights Instrument, dated as of December 20,
       2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
       Group, Inc.).

J.     Form of Written Consent Relating to Sale and Purchase of Common Stock
       (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

K.     Supplemental Registration Rights Instrument, dated as of December 19,
       2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
       Group, Inc.).

L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June 22, 2004 (File
       No. 005-56295)).

                                                                         ANNEX A


    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                             CONVICTIONS OR         BENEFICIAL
                                                                             VIOLATIONS OF       OWNERSHIP OF THE
                                                                            FEDERAL OR STATE     COMMON STOCK OF
                                                                            LAWS WITHIN THE        THE GOLDMAN
NAME              CITIZENSHIP    BUSINESS ADDRESS     PRESENT EMPLOYMENT    LAST FIVE YEARS     SACHS GROUP, INC.
----              -----------    ----------------     ------------------    ---------------        -----------
                                85 Broad Street      Managing Director,                        Less than 1% of the
Steven M.                       New York, NY         The Goldman Sachs                         outstanding shares
Bunson                USA       10004                Group, Inc.                  None         of Common Stock.

                                26 New Street,
Michael H.                      St. Helier, Jersey,  Partner,
Richardson            UK        JE4 3RA              Bedell Cristin               None         None

                                26 New Street,
Anthony J.                      St. Helier, Jersey,  Partner,
Dessain               UK        JE4 3RA              Bedell Cristin               None         None

                                                                         ANNEX B


ITEMS 2(D)
    AND 2(E).     INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C


ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

     None.

                                                                         ANNEX D


ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE
           EXERCISABLE WITHIN 60 DAYS.

An aggregate of 17,019,174 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

The share amount given above includes the gross number of shares of Common Stock underlying these options, and is included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because the options represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E


ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY
           COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                       TRADE DATE       NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                     --------------     ----------------      ----------------------
Cooper, Edith W.                   March 21, 2006            2,018                   151.00
Evans, J. Michael                  March 21, 2006          150,000                   151.55
French, Christopher G.             March 21, 2006           21,485                   150.82
Hayes, Keith L.                    March 21, 2006            1,700                   151.61
Sharp, Richard S.                  March 21, 2006           35,000                   150.21
Cole, Christopher A.               March 22, 2006            2,500                   150.50
Cole, Christopher A.               March 22, 2006            2,500                   150.75
Cyzer, Matthew H.                  March 22, 2006              150                   150.64
Cyzer, Matthew H.                  March 22, 2006              600                   150.62
Goldenberg, Jeffrey B.             March 22, 2006            2,500                   150.46
Kennedy, Kevin W.                  March 22, 2006              100                   149.90
Kennedy, Kevin W.                  March 22, 2006              100                   149.92
Kennedy, Kevin W.                  March 22, 2006              100                   150.15
Kennedy, Kevin W.                  March 22, 2006              200                   149.87
Kennedy, Kevin W.                  March 22, 2006              200                   150.03
Kennedy, Kevin W.                  March 22, 2006              200                   150.07
Kennedy, Kevin W.                  March 22, 2006              200                   150.21
Kennedy, Kevin W.                  March 22, 2006              200                   150.26
Kennedy, Kevin W.                  March 22, 2006              300                   150.14
Kennedy, Kevin W.                  March 22, 2006              300                   150.22
Kennedy, Kevin W.                  March 22, 2006              400                   150.00
Kennedy, Kevin W.                  March 22, 2006              400                   150.05
Kennedy, Kevin W.                  March 22, 2006              500                   149.84
Kennedy, Kevin W.                  March 22, 2006              500                   150.11
Kennedy, Kevin W.                  March 22, 2006              500                   150.12
Kennedy, Kevin W.                  March 22, 2006              500                   150.13
Kennedy, Kevin W.                  March 22, 2006              500                   150.34
Kennedy, Kevin W.                  March 22, 2006              600                   150.27
Kennedy, Kevin W.                  March 22, 2006              700                   150.06
Kennedy, Kevin W.                  March 22, 2006              700                   150.25
Kennedy, Kevin W.                  March 22, 2006              800                   150.04
Kennedy, Kevin W.                  March 22, 2006              900                   149.98
Kennedy, Kevin W.                  March 22, 2006              900                   150.20
Kennedy, Kevin W.                  March 22, 2006            1,000                   149.97
Kennedy, Kevin W.                  March 22, 2006            1,100                   149.96
Kennedy, Kevin W.                  March 22, 2006            1,200                   149.91
Kennedy, Kevin W.                  March 22, 2006            1,300                   149.85
Kennedy, Kevin W.                  March 22, 2006            1,600                   150.17
Kennedy, Kevin W.                  March 22, 2006            2,300                   149.95
Kennedy, Kevin W.                  March 22, 2006            2,300                   150.10
Kennedy, Kevin W.                  March 22, 2006            4,400                   149.99
O'Neill, Terence J.                March 22, 2006           33,460                   149.63
Cole, Christopher A.               March 23, 2006            5,000                   151.50
Robinelli Limited                  March 23, 2006           50,000                   151.33
Evans, J. Michael                  March 23, 2006          250,000                   151.56

COVERED PERSON                       TRADE DATE       NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                     --------------     ----------------      ----------------------
Tracey, Mark J.                    March 23, 2006            2,300                   151.17
Walker, George H.                  March 23, 2006            5,000                   151.50
Cole, Christopher A.               March 24, 2006            5,000                   152.03
Cowen, Randolph L.                 March 24, 2006            7,000                   151.65
Evans, J. Michael                  March 24, 2006          200,000                   151.98
Kennedy, Kevin W.                  March 24, 2006           25,000                   151.66
Lauto, Anthony D.                  March 24, 2006           17,855                   151.92
Pierce, Stephen R.                 March 24, 2006            8,800                   152.00
Sharp, Richard S.                  March 24, 2006           50,000                   152.19
Cole, Christopher A.               March 27, 2006            5,000                   154.11
Cyzer, Matthew H.                  March 27, 2006              750                   153.22
Evans, J. Michael                  March 27, 2006           21,436                   152.90
Jones, Adrian M.                   March 27, 2006            1,000                   155.19
Moslow, Jeffrey M.                 March 27, 2006            2,000                   153.37
Sharp, Richard S.                  March 27, 2006           55,759                   153.94
Sloan, Jeffrey S.                  March 27, 2006            1,000                   155.14
Weimer, Theodor                    March 27, 2006              200                   153.87
Weimer, Theodor                    March 27, 2006              200                   153.96
Weimer, Theodor                    March 27, 2006              400                   153.91
Weimer, Theodor                    March 27, 2006              500                   153.87
Weimer, Theodor                    March 27, 2006              600                   153.89
Weimer, Theodor                    March 27, 2006              600                   153.89
Weimer, Theodor                    March 27, 2006              900                   153.91
Weimer, Theodor                    March 27, 2006            1,400                   153.90
Weimer, Theodor                    March 27, 2006            1,600                   153.90
Weimer, Theodor                    March 27, 2006            1,900                   153.93
Weimer, Theodor                    March 27, 2006            1,900                   153.93
Weimer, Theodor                    March 27, 2006            2,300                   153.92
Weimer, Theodor                    March 27, 2006            2,400                   153.94
Weimer, Theodor                    March 27, 2006            2,500                   153.92
Weimer, Theodor                    March 27, 2006            2,600                   153.94
Agus, Raanan A.                    March 28, 2006            2,189                   154.93
Chisholm, Andrew A.                March 28, 2006            5,000                   156.79
Anahue Limited                     March 28, 2006           15,000                   156.79
Cole, Christopher A.               March 28, 2006            5,000                   156.72
Cole, Christopher A.               March 28, 2006            5,000                   157.00
De Lathauwer, Michael G.           March 28, 2006            2,000                   155.01
Flamand, Pierre-Henri              March 28, 2006            6,427                   156.00
Howard, Robert                     March 28, 2006              894                   155.01
Kennedy, Kevin W.                  March 28, 2006           20,000                   156.41
McNiff, Audrey A.                  March 28, 2006            1,000                   157.00
Corrigan, E. Gerald                March 30, 2006           10,000                   157.37
RJG Holding Company                March 30, 2006           28,839                   156.17
McNiff, Audrey A.                  March 30, 2006            1,000                   159.00
Sykes, Gene T.                     March 31, 2006           20,000                   158.00
Wellde, Jr., George W.             March 31, 2006           20,000                   157.21
Cohen, Abby Joseph                  April 3, 2006            1,528                   159.63
Cole, Christopher A.                April 3, 2006            5,000                   158.50
De Lathauwer, Michael G.            April 3, 2006            2,000                   158.51
Dweck, Michael L.                   April 3, 2006              249                   159.47
Hollmann, Peter                     April 3, 2006              100                   157.31
Hollmann, Peter                     April 3, 2006              100                   157.99
Hollmann, Peter                     April 3, 2006              100                   158.12
Hollmann, Peter                     April 3, 2006              100                   158.51

COVERED PERSON                       TRADE DATE       NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                     --------------     ----------------      ----------------------
Hollmann, Peter                     April 3, 2006              100                   159.32
Hollmann, Peter                     April 3, 2006              100                   159.40
Hollmann, Peter                     April 3, 2006              100                   159.47
Maynard, Jason E.                   April 3, 2006            1,955                   157.99
McCabe, Theresa E.                  April 3, 2006            3,792                   159.54
Mossavar-Rahmani, Sharmin           April 3, 2006           20,000                   159.27
Bronks, Richard J.                  April 4, 2006           11,000                   158.55
Cole, Christopher A.                April 4, 2006            5,000                   161.23
De Lathauwer, Michael G.            April 4, 2006            1,000                   160.00
McNiff, Audrey A.                   April 4, 2006            1,000                   161.07
Moslow, Jeffrey M.                  April 4, 2006            2,000                   159.99
O'Sullivan, Nigel M.                April 4, 2006              150                   159.70
Ryan, Michael D.                    April 4, 2006            5,000                   159.52
HJS2 Limited                        April 4, 2006            5,000                   160.00
Tadjbakhsh, Shahriar                April 4, 2006            1,875                   160.00
Wilson III, Kendrick R.             April 4, 2006           15,000                   160.42
Hollmann, Peter                     April 5, 2006              100                   160.50
Hollmann, Peter                     April 5, 2006              100                   160.75
Hollmann, Peter                     April 5, 2006              100                   160.95
Hollmann, Peter                     April 5, 2006              100                   161.07
Hollmann, Peter                     April 5, 2006              100                   161.17
Sinha, Ravi                         April 5, 2006            3,700                   160.53
Cole, Christopher A.                April 6, 2006            5,000                   161.77
Daly, John S.                       April 6, 2006            1,000                   161.14
Dehnert, Mark F.                    April 6, 2006               65                   161.16
Mullen, Donald R.                   April 6, 2006           11,386                   161.14
Hollmann, Peter                     April 7, 2006              100                   161.02
Hollmann, Peter                     April 7, 2006              186                   162.04
Voon, David H.                      April 7, 2006              819                   160.58
Carr, Michael J.                   April 10, 2006           12,500                   162.38
Christie, Robert J.                April 10, 2006            2,000                   163.46
Cyzer, Matthew H.                  April 10, 2006              973                   163.10
Ealet, Isabelle                    April 10, 2006              100                   162.96
Ealet, Isabelle                    April 10, 2006            1,400                   162.91
Kraus, Peter S.                    April 10, 2006           10,000                   162.87
Mossavar-Rahmani, Sharmin          April 10, 2006           10,000                   163.03
HJS2 Limited                       April 10, 2006            2,500                   163.01
HJS2 Limited                       April 10, 2006            2,500                   163.25
HJS2 Limited                       April 10, 2006            2,500                   163.60
HJS2 Limited                       April 10, 2006            2,500                   163.75
HJS2 Limited                       April 10, 2006            2,500                   164.00
Vaske, John J.                     April 10, 2006            1,000                   163.68
O'Sullivan, Nigel M.               April 11, 2006              210                   163.00
Ealet, Isabelle                    April 12, 2006              100                   159.29
Ealet, Isabelle                    April 12, 2006              900                   159.17
Gmelich, Justin G.                 April 12, 2006              723                   159.27
Levy, Jack                         April 12, 2006            3,902                   159.64
Dingemans, Simon                   April 13, 2006            3,613                   158.45
Walker, George H.                  April 13, 2006            5,000                   159.32
Young, William J.                  April 13, 2006            3,700                   158.65
Christie, Robert J.                April 17, 2006            1,273                   162.20
Connor, Frank T.                   April 17, 2006            2,000                   161.16
Gmelich, Justin G.                 April 17, 2006              700                   162.82
Lemkau, Gregg R.                   April 17, 2006            1,250                   162.09

COVERED PERSON                       TRADE DATE       NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                     --------------     ----------------      ----------------------
Palm, Gregory K.                   April 17, 2006           50,000                   162.86
Cole, Christopher A.               April 18, 2006           10,000                   165.47
Daly, John S.                      April 18, 2006            1,500                   163.84
De Lathauwer, Michael G.           April 18, 2006            1,000                   163.00
De Lathauwer, Michael G.           April 18, 2006            1,000                   163.50
De Lathauwer, Michael G.           April 18, 2006            1,325                   165.00
Dweck, Michael L.                  April 18, 2006              300                   162.00
McNiff, Audrey A.                  April 18, 2006            1,000                   165.00
Moslow, Jeffrey M.                 April 18, 2006            1,000                   163.42
Winkelried, Jon                    April 18, 2006           60,000                   162.83
Ealet, Isabelle                    April 19, 2006              200                   165.71
Ealet, Isabelle                    April 19, 2006              200                   165.74
Ealet, Isabelle                    April 19, 2006              300                   165.73
Ealet, Isabelle                    April 19, 2006              800                   165.72
Ealet, Isabelle                    April 19, 2006            1,500                   164.00
Ealet, Isabelle                    April 19, 2006            1,500                   167.03
Friedman, Richard A.               April 19, 2006           50,000                   166.19
Grip, Douglas C.                   April 19, 2006            2,384                   164.55
Mass, Alison J.                    April 19, 2006            4,348                   164.37
Nora Johnson, Suzanne              April 19, 2006              100                   164.11
Nora Johnson, Suzanne              April 19, 2006              100                   164.19
Nora Johnson, Suzanne              April 19, 2006              100                   164.38
Nora Johnson, Suzanne              April 19, 2006              100                   164.40
Nora Johnson, Suzanne              April 19, 2006              100                   164.53
Nora Johnson, Suzanne              April 19, 2006              200                   164.12
Nora Johnson, Suzanne              April 19, 2006              200                   164.42
Nora Johnson, Suzanne              April 19, 2006              200                   164.46
Nora Johnson, Suzanne              April 19, 2006              300                   164.14
Nora Johnson, Suzanne              April 19, 2006              300                   164.22
Nora Johnson, Suzanne              April 19, 2006              300                   164.30
Nora Johnson, Suzanne              April 19, 2006              300                   164.47
Nora Johnson, Suzanne              April 19, 2006              300                   164.51
Nora Johnson, Suzanne              April 19, 2006              400                   164.50
Nora Johnson, Suzanne              April 19, 2006              500                   164.01
Nora Johnson, Suzanne              April 19, 2006              500                   164.02
Nora Johnson, Suzanne              April 19, 2006              800                   164.03
Nora Johnson, Suzanne              April 19, 2006              800                   164.10
Nora Johnson, Suzanne              April 19, 2006              900                   164.21
Nora Johnson, Suzanne              April 19, 2006              900                   164.44
Nora Johnson, Suzanne              April 19, 2006            1,200                   164.45
Nora Johnson, Suzanne              April 19, 2006            1,300                   164.43
Nora Johnson, Suzanne              April 19, 2006            2,300                   164.18
Nora Johnson, Suzanne              April 19, 2006            3,000                   164.35
Nora Johnson, Suzanne              April 19, 2006            4,600                   164.15
Nora Johnson, Suzanne              April 19, 2006           22,200                   164.00
Ono, Taneki                        April 19, 2006            5,000                   164.55
Rothenberg, Stuart M.              April 19, 2006            5,000                   164.20
Rothenberg, Stuart M.              April 19, 2006            5,000                   164.25
Rothenberg, Stuart M.              April 19, 2006            5,000                   164.19
Sloan, Jeffrey S.                  April 19, 2006            2,800                   164.45
HJS2 Limited                       April 19, 2006            1,000                   165.00
HJS2 Limited                       April 19, 2006            1,000                   165.37
HJS2 Limited                       April 19, 2006            1,000                   165.50
HJS2 Limited                       April 19, 2006            1,000                   165.90

COVERED PERSON                       TRADE DATE       NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                     --------------     ----------------      ----------------------
HJS2 Limited                       April 19, 2006            1,000                   166.00
HJS2 Limited                       April 19, 2006            1,000                   166.25
HJS2 Limited                       April 19, 2006            1,388                   166.50
Trott, Byron D.                    April 19, 2006           21,990                   164.53
Walker, George H.                  April 19, 2006            5,300                   165.22
Avanessians, Armen A.              April 20, 2006           40,000                   169.01
Bernstein, Stuart N.               April 20, 2006            2,000                   125.00
Bernstein, Stuart N.               April 20, 2006            2,000                   135.00
Bernstein, Stuart N.               April 20, 2006            3,000                   130.00
Blankfein, Lloyd C.                April 20, 2006           10,000                   168.81
Carpet, Anthony H.                 April 20, 2006            6,000                   168.66
Carr, Michael J.                   April 20, 2006           12,000                   167.88
Cohen, Abby Joseph                 April 20, 2006            3,000                   168.34
Cohn, Gary D.                      April 20, 2006           23,324                   169.07
Cole, Christopher A.               April 20, 2006            4,896                   140.00
Cole, Christopher A.               April 20, 2006            5,104                   140.00
Lane, Eric S.                      April 20, 2006              355                   168.53
Moslow, Jeffrey M.                 April 20, 2006            2,000                   168.92
Mossavar-Rahmani, Sharmin          April 20, 2006           12,032                   168.88
Ryan, Michael D.                   April 20, 2006           10,000                   135.00
Walker, George H.                  April 20, 2006            1,500                   168.37
O'Hagan, L. Peter                  April 21, 2006              956                   168.11
Tracey, Mark J.                    April 21, 2006            1,700                   167.58
Walker, George H.                  April 21, 2006            2,580                   166.76



On April 10, 2006, Michael D. Ryan sold 2,000 Shared Ownership Shares through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange at a price of $161.86 per share.


The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                       TRADE DATE       NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                     --------------     ----------------      ----------------------
French, Christopher G.             March 21, 2006             6,831                  151.63
Chasen, Amy L.                     March 22, 2006               801                  150.95
Jones, Robert C.                   March 22, 2006               352                  149.69
Philip, David B.                   March 22, 2006               598                  150.55
Dehnert, Mark F.                   March 24, 2006               328                  151.46
Gheewalla, Robert R.               March 24, 2006               132                  151.62
Barry, Steven M.                   March 27, 2006               174                  153.15
Dehnert, Mark F.                   March 27, 2006             1,147                  154.58
Lauto, John J.                     March 27, 2006               115                  153.37
Schwartz, Harvey M.                March 27, 2006             1,242                  153.98
Evans, J. Michael                  March 28, 2006           150,000                  154.77
Singh, Ravi M.                     March 28, 2006                28                  156.61
Singh, Ravi M.                     March 29, 2006             1,000                  157.08
Evans, J. Michael                  March 30, 2006           150,000                  157.37
Lauto, John J.                     March 30, 2006               127                  158.95
Lauto, John J.                      April 3, 2006               130                  159.35
Gheewalla, Robert R.                April 4, 2006               241                  159.60
Barter, Christopher M.              April 6, 2006               404                  161.03

COVERED PERSON                       TRADE DATE       NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                     --------------     ----------------      ----------------------
Barter, Christopher M.             April 10, 2006               408                  163.14
Dees, Daniel L.                    April 10, 2006               481                  162.12
Frumkes, Robert K.                 April 10, 2006               573                  163.79
Singh, Ravi M.                     April 10, 2006               500                  163.50
Scherr, Stephen M.                 April 11, 2006               731                  161.10
Ross, Ivan                         April 12, 2006                41                  159.63
Weinstein, Gregg S.                April 12, 2006               207                  158.72
Ravitch, Joseph                    April 13, 2006               864                  159.46
Connolly, Thomas G.                April 18, 2006             2,226                  162.75
Lauto, John J.                     April 18, 2006               120                  165.50
Scopellite, Steve M.               April 18, 2006               156                  164.92
Singh, Ravi M.                     April 18, 2006             1,046                  163.61
Barter, Christopher M.             April 19, 2006               617                  166.82
Beinner, Jonathan A.               April 19, 2006             1,179                  166.13
Cardinale, Gerald J.               April 19, 2006               727                  165.69
Gross, Peter                       April 19, 2006               593                  167.20
Esposito, Michael P.               April 20, 2006             1,257                  168.08
Kenny, Thomas J.                   April 20, 2006               449                  168.89
Del Favero, James                  April 21, 2006             1,403                  168.30
Kenny, Thomas J.                   April 21, 2006               290                  167.57
Ross, Ivan                         April 21, 2006                 3                  166.20


The following sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                       TRADE DATE       NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                     --------------     ----------------      ----------------------
Viniar, David A.                   March 24, 2006             7,000                  151.07
Viniar, David A.                   March 24, 2006             7,000                  151.07
Viniar, David A.                   March 24, 2006             7,000                  151.07
Viniar, David A.                   March 24, 2006             7,000                  151.07
Conigliaro, Laura C.               March 27, 2006             3,200                  155.13
Cole, Christopher A.               March 30, 2006             2,000                  157.22
Cole, Christopher A.                April 3, 2006             2,000                  158.25
Cole, Christopher A.                April 3, 2006             5,000                  158.50
Cole, Christopher A.                April 4, 2006             2,750                  161.15
Corrigan, E. Gerald                April 11, 2006             1,000                  160.09
Corrigan, E. Gerald                April 11, 2006             1,000                  160.12


The following purchases of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                       TRADE DATE       NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                     --------------     ----------------      ----------------------
Sanders, J. Michael                March 21, 2006               675                  151.00
Lee, George C.                     March 27, 2006               420                  152.27

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                      NUMBER       STRIKE        SALES     NUMBER OF     NUMBER OF
                                                        OF         PRICE         PRICE       SHARES        SHARES
COVERED PERSON                   DATE OF EXERCISE     OPTIONS      (IN $)        (IN $)       SOLD        RETAINED
--------------                   ----------------     -------      -------       ------    ---------     ----------
Devenish, Martin R.              March 21, 2006        7,140        91.61        151.61       7,140            0
DiSabato, Joseph P.              March 21, 2006        8,148        91.61        151.34       6,404        1,744
Green, Stefan                    March 21, 2006        7,089        82.88        151.61       7,089            0
Willian, John S.                 March 21, 2006        5,262        82.88        151.28       5,262            0
York, Jr., W. Thomas             March 21, 2006        5,000        53.00        151.32       5,000            0
Chasen, Amy L.                   March 22, 2006        4,000        82.88        150.06       4,000            0
Chasen, Amy L.                   March 22, 2006        4,086        82.88        152.00       4,086            0
Chasen, Amy L.                   March 22, 2006        5,000        82.88        151.00       5,000            0
Holzer, Philip                   March 22, 2006        1,711        78.87        150.00       1,711            0
L'Heureux, Matthew G.            March 22, 2006       50,146        91.61        149.57      50,146            0
Limaye, Ryan D.                  March 22, 2006        4,964        91.61        151.00       3,907        1,057
Niederauer, Duncan L.            March 22, 2006       11,784        82.88        150.17      11,784            0
Niederauer, Duncan L.            March 22, 2006       17,916        78.87        149.87      17,916            0
Niederauer, Duncan L.            March 22, 2006       31,499        91.61        149.87      31,499            0
Philip, David B.                 March 22, 2006        9,225        78.87        150.60       9,225            0
Woodruff, Jon A.                 March 22, 2006        2,800        53.00        149.46       1,822          978
Woodruff, Jon A.                 March 22, 2006        5,779        53.00        149.46       5,779            0
Broderick, Craig W.              March 23, 2006       12,263        53.00        151.60      12,263            0
Chwick, Jane P.                  March 23, 2006          975        82.88        151.34         975            0
Chwick, Jane P.                  March 23, 2006        2,463        78.87        151.40       2,463            0
Powers, Richard H.               March 23, 2006        1,013        82.88        151.01       1,013            0
Powers, Richard H.               March 23, 2006        2,824        78.87        151.02       2,824            0
Powers, Richard H.               March 23, 2006        9,466        82.88        150.92       9,466            0
Powers, Richard H.               March 23, 2006        9,782        78.87        151.11       9,782            0
Ransom, Charlotte P.             March 23, 2006        5,500        78.87        151.35       3,949        1,551
Ransom, Charlotte P.             March 23, 2006        7,781        78.87        151.27       7,781            0
Ransom, Charlotte P.             March 23, 2006        8,391        82.88        151.27       8,391            0
Singh, Ravi M.                   March 23, 2006       13,712        78.87        151.00      13,712            0
Dehnert, Mark F.                 March 24, 2006        4,974        78.87        151.45       4,974            0
Gheewalla, Robert R.             March 24, 2006        2,000        82.88        151.62       2,000            0
Guth, Celeste A.                 March 24, 2006       15,000        53.00        151.09      15,000            0
Holzer, Philip                   March 24, 2006          512        78.87        152.00         512            0
Pierce, Stephen R.               March 24, 2006       29,162        53.00        152.00      29,162            0
Barry, Steven M.                 March 27, 2006        3,024        91.61        153.39       3,024            0
Christie, Robert J.              March 27, 2006        2,500        53.00        154.79       2,500            0
Christie, Robert J.              March 27, 2006        2,500        53.00        155.00       2,500            0
Conigliaro, Laura C.             March 27, 2006        5,000        53.00        154.90       5,000            0
Dehnert, Mark F.                 March 27, 2006        9,435        82.88        153.84       9,435            0
Dehnert, Mark F.                 March 27, 2006       10,164        91.61        155.15      10,164            0
Dweck, Michael L.                March 27, 2006        2,250        53.00        153.50       2,250            0
Golob, James S.                  March 27, 2006        5,000        53.00        154.02       5,000            0
Higgins, Melina E.               March 27, 2006       10,000        53.00        155.04      10,000            0
Kingston, Timothy M.             March 27, 2006        5,000        53.00        154.00       5,000            0
Lauto, John J.                   March 27, 2006        1,828        82.88        153.47       1,828            0
McNiff, Audrey A.                March 27, 2006        1,642        53.00        155.00       1,642            0
McNiff, Audrey A.                March 27, 2006        2,000        53.00        153.00       2,000            0
McNiff, Audrey A.                March 27, 2006        2,000        53.00        154.00       2,000            0
Moslow, Jeffrey M.               March 27, 2006        5,000        53.00        153.50       5,000            0

                                                      NUMBER       STRIKE        SALES     NUMBER OF     NUMBER OF
                                                        OF         PRICE         PRICE       SHARES        SHARES
COVERED PERSON                   DATE OF EXERCISE     OPTIONS      (IN $)        (IN $)       SOLD        RETAINED
--------------                   ----------------     -------      -------       ------    ---------     ----------
Resnick, Jeffrey A.              March 27, 2006        3,000        78.87        153.00       2,185          815
Resnick, Jeffrey A.              March 27, 2006        8,000        78.87        155.00       8,000            0
Ross, Ivan                       March 27, 2006          750        82.88        154.17         750            0
Russo, Paul M.                   March 27, 2006        2,500        53.00        153.03       2,500            0
Russo, Paul M.                   March 27, 2006        2,500        53.00        154.04       2,500            0
Russo, Paul M.                   March 27, 2006        5,000        53.00        155.05       5,000            0
Schwartz, Harvey M.              March 27, 2006       22,700        91.61        153.88      22,700            0
Scopellite, Steve M.             March 27, 2006        5,262        82.88        153.00       5,262            0
Scopellite, Steve M.             March 27, 2006        7,000        78.87        154.16       7,000            0
Tononi, Massimo                  March 27, 2006        1,000        53.00        154.09       1,000            0
Willian, John S.                 March 27, 2006        5,000        91.61        155.08       5,000            0
York, Jr., W. Thomas             March 27, 2006        5,000        53.00        153.00       5,000            0
Daffey, Michael D.               March 28, 2006       15,231        53.00        156.43      15,231            0
Devenish, Martin R.              March 28, 2006        6,567        82.88        155.01       6,567            0
Golob, James S.                  March 28, 2006        5,000        53.00        157.69       5,000            0
Hu, Zu Liu Frederick             March 28, 2006        2,103        78.87        155.01       2,103            0
Hu, Zu Liu Frederick             March 28, 2006        3,864        91.61        155.01       3,864            0
Lauto, John J.                   March 28, 2006        2,000        82.88        156.37       2,000            0
Manby, Charles G. R.             March 28, 2006       10,479        82.88        157.13      10,479            0
Manby, Charles G. R.             March 28, 2006       26,485        53.00        157.11      26,485            0
Ross, Ivan                       March 28, 2006          620        82.88        157.77         456          164
Russo, Paul M.                   March 28, 2006        5,000        53.00        157.07       5,000            0
Russo, Paul M.                   March 28, 2006        5,000        53.00        156.20       5,000            0
Dweck, Michael L.                March 29, 2006        1,125        53.00        157.00       1,125            0
Sharp, Richard S.                March 29, 2006       23,640        78.87        155.73      23,640            0
Sharp, Richard S.                March 29, 2006       37,529        91.61        155.79      37,529            0
Sharp, Richard S.                March 29, 2006       40,836        82.88        155.87      40,836            0
Singh, Ravi M.                   March 29, 2006       10,000        78.87        157.02      10,000            0
York, Jr., W. Thomas             March 29, 2006        3,000        53.00        157.46       3,000            0
Conigliaro, Laura C.             March 30, 2006        2,000        53.00        158.80       2,000            0
Russo, Paul M.                   March 30, 2006        5,000        53.00        158.08       5,000            0
Scopellite, Steve M.             March 30, 2006        7,295        78.87        158.00       7,295            0
York, Jr., W. Thomas             March 30, 2006        2,000        53.00        158.00       2,000            0
Williams, Todd A.                March 31, 2006        5,000        53.00        157.01       5,000            0
Bernstein, Stuart N.             April 3, 2006         2,000        53.00        159.26       2,000            0
Carpet, Anthony H.               April 3, 2006         9,156        91.61        157.99       9,156            0
Conigliaro, Laura C.             April 3, 2006         2,000        53.00        159.57       2,000            0
Lauto, John J.                   April 3, 2006         2,000        82.88        158.95       2,000            0
Miller, Therese L.               April 3, 2006         6,681        91.61        157.99       6,681            0
Raby, Jean                       April 3, 2006         3,000        53.00        159.25       3,000            0
Ross, Ivan                       April 3, 2006           300        82.88        159.44         220           80
Ross, Ivan                       April 3, 2006           900        82.88        159.46         900            0
Russo, Paul M.                   April 3, 2006         2,500        53.00        159.55       2,500            0
West, Lance N.                   April 3, 2006         5,784        82.88        158.50       5,784            0
West, Lance N.                   April 3, 2006        15,204        91.61        158.00      15,204            0
West, Lance N.                   April 3, 2006        36,646        53.00        158.50      36,646            0
Williams, Todd A.                April 3, 2006         5,000        53.00        159.08       5,000            0
Gaglioti, Enrico S.              April 4, 2006         6,045        82.88        159.69       6,045            0
Gheewalla, Robert R.             April 4, 2006         3,500        82.88        159.58       3,500            0
Golob, James S.                  April 4, 2006         5,000        53.00        159.45       5,000            0
Lopez-Balboa, Victor M.          April 4, 2006        82,196        53.00        159.80      82,196            0
Machin, Mark G.                  April 4, 2006        30,304        53.00        159.22      30,304            0

                                                      NUMBER       STRIKE        SALES     NUMBER OF     NUMBER OF
                                                        OF         PRICE         PRICE       SHARES        SHARES
COVERED PERSON                   DATE OF EXERCISE     OPTIONS      (IN $)        (IN $)       SOLD        RETAINED
--------------                   ----------------     -------      -------       ------    ---------     ----------
Russo, Paul M.                   April 4, 2006         2,500        53.00        160.55       2,500            0
Scopellite, Steve M.             April 4, 2006         8,862        91.61        160.00       8,862            0
Singh, Ravi M.                   April 4, 2006        10,000        91.61        160.00      10,000            0
Tononi, Massimo                  April 4, 2006        37,399        53.00        160.23      37,399            0
West, Lance N.                   April 4, 2006        14,634        78.87        160.00      14,634            0
York, Jr., W. Thomas             April 4, 2006         2,500        53.00        160.40       2,500            0
Golob, James S.                  April 5, 2006         4,391        53.00        161.61       4,391            0
Gonsalves, Gregg A.              April 5, 2006         7,089        82.88        161.06       7,089            0
Gonsalves, Gregg A.              April 5, 2006        10,064        53.00        160.96      10,064            0
Salame, Pablo J.                 April 5, 2006         2,200        91.61          *            *          2,200
Salame, Pablo J.                 April 5, 2006        35,515        91.61        161.60      35,515            0
Sinha, Ravi                      April 5, 2006         8,001        82.88        160.28       8,001            0
Sinha, Ravi                      April 5, 2006         9,225        78.87        160.07       9,225            0
Sinha, Ravi                      April 5, 2006        20,244        91.61        160.14      20,244            0
Williams, Todd A.                April 5, 2006         5,000        53.00        160.50       5,000            0
Barter, Christopher M.           April 6, 2006         5,973        91.61        161.01       5,973            0
Golob, James S.                  April 6, 2006         4,000        53.00        161.60       4,000            0
Heller, David B.                 April 6, 2006        11,816        82.88        161.13      11,816            0
Heller, David B.                 April 6, 2006        42,127        82.88        161.18      42,127            0
Iwanowski, Raymond J.            April 6, 2006         1,584        82.88        161.31       1,584            0
Iwanowski, Raymond J.            April 6, 2006         2,000        78.87        161.26       2,000            0
Iwanowski, Raymond J.            April 6, 2006         3,225        78.87        161.30       3,225            0
Iwanowski, Raymond J.            April 6, 2006         4,000        78.87        161.18       4,000            0
Iwanowski, Raymond J.            April 6, 2006         4,200        82.88        161.23       3,141        1,059
Mullen, Donald R.                April 6, 2006        68,712        91.61        161.07      53,263       15,449
Raby, Jean                       April 6, 2006         1,000        53.00        161.29       1,000            0
Russo, Paul M.                   April 6, 2006         2,500        53.00        161.95       2,500            0
Spilker, Marc A.                 April 6, 2006        19,848        78.87        160.07      19,848            0
Spilker, Marc A.                 April 6, 2006        32,388        82.88        160.07      32,388            0
Willian, John S.                 April 6, 2006         5,000        91.61        162.00       5,000            0
Heyman, Bruce A.                 April 7, 2006        10,000        53.00        160.24      10,000            0
King, Jr., Robert C.             April 7, 2006        10,608        82.88        160.39      10,608            0
King, Jr., Robert C.             April 7, 2006        20,244        91.61        160.40      20,244            0
Barter, Christopher M.           April 10, 2006        1,000        91.61        163.19       1,000            0
Barter, Christopher M.           April 10, 2006        5,000        91.61        163.48       5,000            0
Dees, Daniel L.                  April 10, 2006        6,828        82.88        161.64       6,828            0
Frumkes, Robert K.               April 10, 2006        8,130        82.88        163.82       8,130            0
Golob, James S.                  April 10, 2006          198        53.00        163.24         198            0
Gordon, Andrew M.                April 10, 2006       13,999        82.88        163.79      13,999            0
Gordon, Andrew M.                April 10, 2006       16,362        91.61        163.61      16,362            0
Gordon, Andrew M.                April 10, 2006       21,780        78.87        163.48      21,780            0
Russo, Paul M.                   April 10, 2006        2,500        53.00        163.95       2,500            0
Sago, Katsunori                  April 10, 2006        8,000        91.61        163.79       8,000            0
Singh, Ravi M.                   April 10, 2006        5,000        91.61        163.50       5,000            0
Voon, David H.                   April 10, 2006        6,334        53.00        162.69       6,334            0
Masterson, John J.               April 11, 2006        4,000        53.00        161.00       4,000            0
Scherr, Stephen M.               April 11, 2006        7,089        82.88        161.16       7,089            0
Scherr, Stephen M.               April 11, 2006        9,156        91.61        160.97       9,156            0
Hollmann, Peter                  April 12, 2006        5,000        53.00        159.55       5,000            0
Masterson, John J.               April 12, 2006        7,000        53.00        159.11       7,000            0
Weinstein, Gregg S.              April 12, 2006          369        82.88        159.34         369            0
Weinstein, Gregg S.              April 12, 2006        9,225        78.87        159.19       9,225            0

                                                      NUMBER       STRIKE        SALES     NUMBER OF     NUMBER OF
                                                        OF         PRICE         PRICE       SHARES        SHARES
COVERED PERSON                   DATE OF EXERCISE     OPTIONS      (IN $)        (IN $)       SOLD        RETAINED
--------------                   ----------------     -------      -------       ------    ---------     ----------
Weinstein, Gregg S.              April 12, 2006       13,188        91.61        159.23      13,188            0
Cooper, Edith W.                 April 13, 2006       10,000        53.00        158.45      10,000            0
Corrigan, E. Gerald              April 13, 2006       15,984        78.87        158.45      15,984            0
Corrigan, E. Gerald              April 13, 2006       38,874        82.88        158.45      38,874            0
Ransom, Charlotte P.             April 13, 2006       17,220        91.61        159.14      17,220            0
Ravitch, Joseph                  April 13, 2006       13,086        82.88        159.11      13,086            0
Christie, Robert J.              April 17, 2006        5,000        53.00        163.03       5,000            0
Christie, Robert J.              April 17, 2006        5,000        53.00        162.07       5,000            0
Connolly, Thomas G.              April 17, 2006        9,435        82.88        162.39       9,435            0
Connolly, Thomas G.              April 17, 2006        9,900        78.87        162.23       9,900            0
Connolly, Thomas G.              April 17, 2006       13,692        91.61        162.27      13,692            0
Masterson, John J.               April 17, 2006        2,000        53.00        162.86       2,000            0
Aberg, Peter C.                  April 18, 2006        5,784        82.88        164.59       4,288        1,496
Aberg, Peter C.                  April 18, 2006       12,684        91.61        164.82      12,684            0
Christie, Robert J.              April 18, 2006        2,500        53.00        164.70       2,500            0
Christie, Robert J.              April 18, 2006        2,500        53.00        165.00       2,500            0
Christie, Robert J.              April 18, 2006       10,000        53.00        164.00      10,000            0
Conigliaro, Laura C.             April 18, 2006        2,000        53.00        163.59       2,000            0
Cooper, Edith W.                 April 18, 2006        4,000        53.00        162.76       4,000            0
Daly, John S.                    April 18, 2006        3,000        53.00        162.84       3,000            0
De Giorgi, Diego                 April 18, 2006       10,923        53.00        163.40      10,923            0
Gaglioti, Enrico S.              April 18, 2006        6,000        91.61        165.95       6,000            0
Hu, Zu Liu Frederick             April 18, 2006        2,652        82.88        165.00       2,652            0
Lauto, John J.                   April 18, 2006        2,000        91.61        165.50       2,000            0
Mehra, Sanjeev K.                April 18, 2006       10,986        78.87        162.07      10,986            0
Mehra, Sanjeev K.                April 18, 2006       23,839        91.61        162.00      23,839            0
Mehra, Sanjeev K.                April 18, 2006       23,883        82.88        162.04      23,883            0
Moslow, Jeffrey M.               April 18, 2006        1,000        53.00        166.10       1,000            0
Moslow, Jeffrey M.               April 18, 2006        2,000        53.00        165.87       2,000            0
Moslow, Jeffrey M.               April 18, 2006        2,000        53.00        163.33       2,000            0
Raby, Jean                       April 18, 2006          500        53.00        165.84         500            0
Schenck, Marcus                  April 18, 2006        2,000        53.00        164.64       2,000            0
Scopellite, Steve M.             April 18, 2006        8,862        91.61        165.00       8,862            0
Singh, Ravi M.                   April 18, 2006        5,000        91.61        165.00       5,000            0
Singh, Ravi M.                   April 18, 2006        5,000        91.61        165.70       5,000            0
Singh, Ravi M.                   April 18, 2006        5,000        91.61        162.15       5,000            0
Westerman, Matthew C.            April 18, 2006        6,500        91.61        161.91       4,838        1,662
Westerman, Matthew C.            April 18, 2006       18,783        91.61        161.92      18,783            0
Barter, Christopher M.           April 19, 2006        8,775        91.61        166.68       8,775            0
Beinner, Jonathan A.             April 19, 2006        5,262        82.88        165.98       5,262            0
Beinner, Jonathan A.             April 19, 2006        5,265        78.87        166.01       5,265            0
Beinner, Jonathan A.             April 19, 2006        7,140        91.61        166.01       7,140            0
Cardinale, Gerald J.             April 19, 2006        2,223        78.87        165.00       2,223            0
Cardinale, Gerald J.             April 19, 2006        5,262        82.88        165.00       5,262            0
Cardinale, Gerald J.             April 19, 2006        8,148        91.61        165.00       8,148            0
Gross, Peter                     April 19, 2006        9,156        91.61        167.15       9,156            0
Russo, Paul M.                   April 19, 2006        2,500        53.00        166.66       2,500            0
Esposito, Michael P.             April 20, 2006       20,244        91.61        168.69      20,244            0
Gordon, Andrew M.                April 20, 2006        3,700        82.88          *            *          3,700
Hass, A. John                    April 20, 2006       12,223        53.00        167.56      12,223            0
Henderson, Robert D.             April 20, 2006       10,000        53.00        166.06      10,000            0
Kenny, Thomas J.                 April 20, 2006        6,183        78.87        168.68       6,183            0

                                                      NUMBER       STRIKE        SALES     NUMBER OF     NUMBER OF
                                                        OF         PRICE         PRICE       SHARES        SHARES
COVERED PERSON                   DATE OF EXERCISE     OPTIONS      (IN $)        (IN $)       SOLD        RETAINED
--------------                   ----------------     -------      -------       ------    ---------     ----------
Raby, Jean                       April 20, 2006          500        53.00        168.18         500            0
Rafter, John J.                  April 20, 2006       13,022        53.00        168.55      13,022            0
Resnick, Jeffrey A.              April 20, 2006        2,500        91.61        168.25       2,500            0
Resnick, Jeffrey A.              April 20, 2006        3,600        91.61        167.06       2,688          912
Rogers, John F.W.                April 20, 2006       37,000        53.00        168.67      37,000            0
Ross, Ivan                       April 20, 2006          300        82.88        167.83         215           85
Ross, Ivan                       April 20, 2006          900        82.88        167.83         900            0
Vaske, John J.                   April 20, 2006        4,001        82.88        166.06       4,001            0
Williams, Todd A.                April 20, 2006       10,000        53.00        168.68      10,000            0
Cooper, Edith W.                 April 21, 2006        4,000        53.00        165.84       4,000            0
Del Favero, James                April 21, 2006        2,946        78.87        168.50       2,946            0
Del Favero, James                April 21, 2006        7,869        82.88        168.48       7,869            0
Del Favero, James                April 21, 2006       10,164        91.61        168.46      10,164            0
Dweck, Michael L.                April 21, 2006        1,125        53.00        166.89       1,125            0
Hollmann, Peter                  April 21, 2006        1,847        53.00        168.62       1,847            0
Kenny, Thomas J.                 April 21, 2006        4,143        82.88        167.94       4,143            0
Manby, Charles G. R.             April 21, 2006       10,000        91.61        168.62      10,000            0
O'Hagan, L. Peter                April 21, 2006       15,984        78.87        168.62      15,984            0
Schenck, Marcus                  April 21, 2006        2,427        53.00        168.62       2,427            0
Wolstencroft, Tracy R.           April 21, 2006        9,002        78.87        165.79       9,002            0
Wolstencroft, Tracy R.           April 21, 2006       40,998        82.88        165.86      40,998            0
York, Jr., W. Thomas             April 21, 2006        1,000        53.00        166.76       1,000            0


* This transaction was a cash-for-stock exercise, not a cashless exercise, and did not involve the sale of stock.


The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

COVERED PERSON                 TRANSFER DATE       NUMBER OF SHARES
--------------                 -------------       ----------------
Wilson III, Kendrick R.       March 27, 2006               1,500
Paulson, Jr., Henry M.        March 30, 2006             127,500
Walker, George H.              April 6, 2006                 157
Kingston, Timothy M.           April 6, 2006               2,000
Lane, Eric S.                 April 10, 2006                  93
Kennedy, Kevin W.             April 11, 2006              12,000
Greenwald, David J.           April 20, 2006                  25
Linden, Josephine             April 20, 2006                 100
Cohen, Abby Joseph            April 21, 2006               2,000
Wilson III, Kendrick R.       April 21, 2006               5,000

                                                                         ANNEX F


ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                                 CALL WRITTEN                      STRIKE
                                    OR PUT           NUMBER OF     PRICE
COVERED PERSON                     PURCHASED          SHARES       (IN $)     MATURITY DATE         TRANSACTION DATE
--------------------             ------------        ---------     ------     -------------         ----------------
Berlinski, Milton R.             Call Written         17,400         145      July 22, 2006         January 19, 2006
Bernstein, Stuart N.             Call Written          2,000         145      July 22, 2006         January 18, 2006
Bernstein, Stuart N.             Call Written          1,000         140      July 22, 2006         January 18, 2006
Bernstein, Stuart N.             Call Written          3,000         150      July 22, 2006         January 19, 2006
Cole, Christopher A.             Call Written         15,000         150     January 20, 2007       January 13, 2006
Cole, Christopher A.             Call Written         15,000         150      July 22, 2006         January 19, 2006
Cole, Christopher A.             Call Written         20,000         180     January 20, 2007        April 4, 2006
Cole, Christopher A.             Call Written         15,000         170     October 21, 2006        April 18, 2006
Daly, John S.                    Call Written          1,500         135      July 22, 2006         January 18, 2006
Daly, John S.                    Call Written          1,500         140      July 22, 2006         January 18, 2006
Daly, John S.                    Call Written          1,500         145      July 22, 2006         January 18, 2006
Kraus, Peter S.                  Call Written         10,000         165       May 20, 2006          March 28, 2006
Kraus, Peter S.                  Call Written         29,000         180     January 20, 2007        April 18, 2006
O'Neill, Timothy J.              Call Written         25,000         150     January 20, 2007       January 20, 2006
Ryan, Michael D.                 Call Written         25,000         135     January 20, 2007       January 19, 2006
Ryan, Michael D.                 Call Written         10,000         140      July 22, 2006         January 20, 2006

SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2006



                                               By:    /s/ Beverly L. O'Toole
                                                      ----------------------
                                               Name:  Beverly L. O'Toole
                                               Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                            Description
-------                            -----------
A.     Registration Rights Instrument, dated as of December 10, 1999
       (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial
       Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

B.     Supplemental Registration Rights Instrument, dated as of December 10,
       1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
       Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
       (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial
       Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30,
       2000 (File No. 005-56295)).

E.     Supplemental Registration Rights Instrument, dated as of June 19, 2000
       (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial
       Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

F.     Power of Attorney (incorporated by reference to Exhibit X to Amendment
       No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
       005-56295)).

G.     Supplemental Registration Rights Instrument, dated as of December 21,
       2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the
       Initial Schedule 13D, filed January 23, 2001 (File No. 005-56295)).

H.     Supplemental Registration Rights Instrument, dated as of December 21,
       2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
       Group, Inc.).

I.     Supplemental Registration Rights Instrument, dated as of December 20,
       2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
       Group, Inc.).

J.     Form of Written Consent Relating to Sale and Purchase of Common Stock
       (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

K.     Supplemental Registration Rights Instrument, dated as of December 19,
       2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
       Group, Inc.).

L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June 22, 2004 (File
       No. 005-56295)).
